Exhibit 99.1
FLY Leasing Limited New York September 2012
Caution Concerning Forward-Looking Statements This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY Leasing Limited's (FLY) future business and financial performance, and for the aviation industry. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors, including those discussed in the Company's Annual Report on Form 20-F. FLY undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise.
FLY Leasing - Overview FLY (NYSE: FLY) - a leading lessor of commercial aircraft Completed IPO in Oct 2007 Completed transformational portfolio acquisition in late 2011 ~80% increase in fleet and revenues Portfolio of 110 aircraft on lease to 53 airlines in 29 countries (as of September 1, 2012) In-demand, fuel-efficient commercial jets with large operator base and long useful lives Managed and serviced by BBAM, world's third largest aircraft lease manager FLY owns 15% of BBAM - adds diversification and profit FLY has paid a dividend every quarter since IPO Cumulative dividend of $5.02 per share Currently $0.22 per share per quarter Record of significant shareholder value enhancements
FLY - Financial Highlights (In millions, except per share amounts) Total Revenues $215.4 Total Assets $3,199.5 Net Income $46.1 Total Liabilities $2,713.1 Earnings per Share $1.77 Total Equity $486.5 Adjusted Net Income $57.7 Unrestricted Cash $189.3 Adjusted Net Income per Share (1) $2.23 Total Debt $2,307.6 Financial Highlights as of and for the Six Months Ending June 30, 2012 (Unaudited) (1) See appendix for definition.
Strong Cash Flow from Portfolio of Modern In-Demand Aircraft Fuel-efficient narrow body, high demand aircraft Recurring income from contracted leases 3.3 year average remaining term Diversified customer base by geography and lessee Grown portfolio from 47 aircraft at IPO to 110 aircraft today (+134%) No new equity raised Cash flow strengthened by attractive debt and minimal cash taxes Financed with Attractive Long-Term Debt Aug. 2012 - refinanced substantially all 2012 and 2013 debt maturities thourgh a $395m Term Loan Feb. 2012 - extended $600m facility from Nov. 2012 to Nov. 2018 No major refinancing requirements until 2018 Reducing leverage to historical levels FLY Leasing - Investment Highlights
Record of Enhancing Shareholder Value Sold 11 aircraft - all at premiums to net book value 19 consecutive quarterly dividends ($5.02 cumulative) Recently increased by 10% to 22 cents per share per quarter Repurchased 24% of IPO shares at an average price of $7.91 per share Repurchased $169m of debt at 49% of face value Re-sold at 82% of face value Managed by BBAM, an Industry Leader Twenty-three year track record World's third largest aircraft lease manager with ~450 aircraft Originated 600+ aircraft valued at over $20bn Raised $15+bn of debt Experienced management team, full service platform, nine locations Strong Industry Dynamics Air traffic grows at 1.5 - 2.0 x GDP RPKs doubled in each 15 year period from 1980 to 2010 Expected to double in next 15 years (2010 - 2025, per Airbus Global Market Forecast) Leased aircraft - a large and growing percentage of global fleet Strong growth demand from developing markets Re-fleeting required in mature markets FLY Leasing - Investment Highlights (Continued)

Aircraft Leasing - Increasingly Important for Airlines

- Leased fleets have grown from under 100 aircraft in the 1970s to more than 5,500 today
- Over 56% of airlines (~400 carriers) have aircraft on operating lease
- Expected that by 2020, ~50% of airlines' fleets will be leased

Lessor Share of World Jet Aircraft Fleets



6,753
8,428
10,105
11,523
13,330
12%
20%
25%
37%
42%
1990
1995
2000
2005
2010
% on Operating Lease
Global Fleet

Source: Ascend Fleets Database.
Note: Data comprised of Airbus, Boeing, McDonnell-Douglas and Lockheed in service passenger aircraft. Does not include regional jets.

Why Airlines Lease	
Fleet Flexibility	▪ Ability to quickly address equipment and market needs
Financial Flexibility and Finance Availability	▪ Minimal cash outlay compared to buying (<3% of aircraft cost) ▪ Lessors often have better access to attractive finance
No Residual Value Risk	▪ Leasing provides a hedge against residual and ownership risk
Better Equipment	▪ Many airlines can obtain better aircraft through leasing compared to buying

FLY Leasing

Page 6
Corporate Strategy Provide secure and attractive returns to stakeholders by growing long term profitability and cash flow Maximize the benefits of FLY's association with BBAM - scope, scale and predictable costs Manage liabilities using long-term, secured financing with limited refinancing and covenant risk Behave opportunistically during periods of dislocation to maximize returns from mispriced assets and liabilities Minimize interest rate risk, currency risk and cash taxes Fleet Strategy Acquire young to mid-life, in-production, narrow-body aircraft Grow primarily through sale and leasebacks ("SLB") and third party acquisitions; will not pursue new aircraft orders Consider select wide-body aircraft when well priced and attractively financed - will not be primary growth strategy Sell aircraft to manage fleet age, improve credit and jurisdictional diversification and/or achieve premium prices Pursue long leases with airlines globally, subject to careful analysis of lessee credit quality and jurisdictional risks Achieve lessee and geographical diversity-no single lessee or jurisdiction to comprise a material exposure FLY's Core Business Principles
IPO completed in October 2007 with a portfolio of 47 aircraft Grew portfolio by acquiring 17 more aircraft shortly after the IPO The global financial crisis in 2008 caused significant dislocation in many markets FLY capitalized on market dislocations by focusing on the capital structure: Debt Buybacks Equity Buybacks Repurchased 20% of FLY's securitization notes at an average price of 49% of face value Notes were resold in 2011-2012 at an average price of 82% of face value Repurchased another $50m of securitization notes and monetized them through an option strategy Repurchased 24% of IPO shares at an average price of $7.91 per share Execution of FLY's Core Business Principles
Beginning in 2010, an influx of "new" money quickly inflated aircraft prices FLY was a net seller of aircraft in this period of time Built unrestricted cash balanced In 2011, completed the exclusively negotiated acquisition of 49 aircraft portfolio Attractive, narrow-body fleet financed with $1.2 billion of pre-credit crisis debt Negotiated a six year extension on the largest of the assumed financings, a $600 million facility No new debt or equity required to close acquisition In August 2012, closed a Term Loan transaction which achieved four objectives: Eliminated all substantial refinancing requirements through Aug 2018 Enhanced cash flow profile to support portfolio growth and the dividend Financing structure will facilitate aircraft trading and provide certainty of funding costs Deleveraged the portfolio with long-term debt Targeting a return to historical leverage of <3.5x over the next 36 months (1) Execution of FLY's Core Business Principles (Continued) (1) Leverage defined as net debt to total shareholder's equity.
Sales of a range of aircraft - type, age and lessees - all at premiums to Net Book Value Strategy to manage fleet age, credit and jurisdictional diversification and/or achieve premium pricing Aircraft Type DOM Lessee Date of Sale Aircraft Age on Sale Date Sales Price Gain A320-200 1996 Swiss Sept. 2008 13 yrs $21.3 million $5.0 million A320-200 1995 Swiss Oct. 2008 13 yrs $21.8 $6.5 A320-200 1995 Swiss Sept. 2010 15 yrs $15.3 $3.1 B737-800 2006 SpiceJet Sept. 2010 4 yrs $38.9 $3.8 B737-800 2006 Air China Sept. 2010 4 yrs $38.6 $2.0 B757-200 1989 Omni Nov. 2010 21 yrs $14.6 $4.5 B737-800 2006 SpiceJet Nov. 2011 6 yrs $40.3 $7.4 B777-200ER 2004 KLM Dec. 2011 8 yrs $98.6 $1.7 A320-200 1995 Swiss Jun. 2012 17 yrs $14.0 $3.3 A320-200 1995 Swiss Jun. 2012 17 yrs $14.0 $4.1 B737-700 2001 Transavia Jun. 2012 11 yrs $21.2 $1.1 Total $338.6 million $42.5 million FLY's Aircraft Sales All at Gains to Net Book Value
FLY's 2011 Portfolio Acquisition was Transformational Grew contracted annualized rentals by ~80% Increased number of aircraft in the portfolio by 82% The acquired portfolio is predominantly in-demand, narrow body aircraft on long-term leases Expanded number of lessees by 56%, from 34 to 53 airlines Further diversified global footprint of lessees including many top credits Minimal overlap between the portfolio acquired and FLY's lessees Contracted Annualized Rentals (millions) Number of Aircraft 80% 82% Number of Lessees 56% Note: Post-Acquisition figures as of October 2011; does not reflect FLY's current fleet and financials. $205 $370 Pre- Acquisition Post- Acquisition 60 109 Pre- Acquisition Post- Acquisition 34 53 Pre- Acquisition Post- Acquisition Significant positive impact on FLY's net income and EPS
FLY's Record of Enhancing Shareholder Value Constant Quarterly Dividend since IPO 19 consecutive dividends Cumulative dividends paid of $5.02 per share Recently announced 10% increase to $0.22 per share per quarter Dividend policy reviewed quarterly Repurchased Shares at Attractive Prices Repurchased 24% of IPO shares Timing during financial crisis was opportunistic Purchases at an average of $7.91 per share were accretive to shareholder value Largely executed through private transactions to limit impact on daily volume FLY now re-focused on benefitting from growth opportunities
The next 24 months will likely be an attractive time to acquire aircraft New lessor entrants are less active in the SLB market Bank debt for airlines is scarce so SLBs are more attractive to airlines Export credit finance is more expensive Avoid forward orders with manufacturers: Pre-delivery payments are not an efficient use of capital Aircraft leasing is cyclical, magnifying risk of ordering aircraft fir forward delivery: No visibility on financing availability and pricing on delivery dates Limited visibility on future lease rates and lessee credit quality on delivery dates "Last off the line" aircraft rarely retain value Airlines traditionally obtain the best pricing as the core customers of Airbus and Boeing FLY intends to purchase new to mid-aged aircraft via SLBs and in third party transactions Allows for visibility of lessee credit, lease rates and financing costs Focus on <5 year old aircraft supplemented by strategic mid-aged aircraft to boost returns Emphasis on high utility assets with broad operator bases FLY's Near-Term Growth Strategy
Long Leases-3.3 Yr Average Remaining Lease Term (1) (2) Footnotes: Data as of June 30,2012. Does not include the 2 B737-800 acquisitions announced August 28, 2012 as well as aircraft acquired in JVs. Includes two B737-500 aircraft scheduled to be parted out in 2012. Each includes one freighter. One A330-200, one A340-300, two A340-600s, one B747-400 and one B767-300ER. Based on annual contracted rent. Modern Fleet-8.9 Yr Average Age (1) Modern Fleet-8.9 Yr Average Age (1) A320 Family 47 B737 Next Generation 35 B737 Classic (2) 3 B757 (3) 11 B717 6 Wide Body (4) 6 Total 108 % Narrow body 89% FLY's Attractive Portfolio of Leased Aircraft Diversified Lessees- 53 Airlines in 29 countries (5) Diversified Lessees- 53 Airlines in 29 countries (5) Europe 44% India, Asia & South Pacific 27% North America 13% Latin & South America 10% Middle East & Africa 6% Total 100%
Lessee % of Contracted Revenue 7.2% 5.2% 5.1% 4.7% 4.3% 4.1% 3.9% 3.7% 3.5% 2.7% TOP TEN LESSEES 44.4% Note: As of June 30, 2012. Strong, Diversified Credits Generate Robust Cash Flow Annualized rentals of $342.8m Strong, predictable cash flow performance Triple net leases; lessee is responsible for maintenance, insurance and operating costs
(1) Face amount of debt excluding debt discounts. Three aircraft from B&B Air Funding were sold before June 30th, however, the related debt payments did not occur until July 15th and thus is not reflected in the above schedule. Beginning in August 2012, all excess cash flow used to repay principal. Debt maturities match lease maturities. The recent Term Loan B transaction will refinance the remaining 2012 maturities in the BOS Facility. Defined as net debt to total shareholder's equity. FLY - Attractive, Long-Dated Capital Structure FLY is committed to reducing leverage (5) to its historic less than 3.5x in the next 36 months
Overview of BBAM - FLY's Manager and Servicer Founded in 1989 Third largest aircraft lease manager 450 aircraft under management Full service platform 114 employees in nine locations around the World The core management team has been together throughout several cycles BBAM does not own any aircraft Acquired by management team (85%) and FLY (15%) in April 2010 FLY's investment in BBAM has diversified earnings and been very profitable $8.8m investment has returned $11.7m of pre-tax earnings Common interests further strengthened by management team's ownership of more than 4% of FLY Source: AirFinance Journal, July 2012. Leading Aircraft Lessors (Fleet Value in Billions) Gecas ILFC BBAM Aviation Capital Group CIT Aerospace SMBC BOC Aviation AerCap Awas Doric Asset Finance East 48.8 35.5 13.3 8.7 8.2 8.1 8.1 8 6.4 5.5

FLY's Differentiated Approach

	AerCap	Air Lease Corporation	Aircastle	FLY Leasing	Commentary
Dividend	X	X	✓	✓	➤ FLY's dividend has helped shareholders achieve the industry's highest total return since the debt crisis
Forward Orders	✓	✓	✓	X	➤ SLBs produce better returns - PDPs are inefficient and airlines get better pricing ➤ Limited visibility on financing, lease rates and lessee credit at time of delivery ➤ Lack of commitments allowed FLY to repurchase debt and equity during credit crisis
Balanced Portfolio	X	✓	X	✓	➤ FLY's portfolio is equally split among Boeing and Airbus equipment ➤ FLY has limited exposure to riskier wide-body and freighter markets
Share Repurchase Program	% of float repurchased[1]: ~17% Average price: $11.31 52-Week Range: $8.53-$14.55	X	% of float repurchased[1]: ~13% Average Price: $11.76 52-Week Range: $8.77-$13.50	% of float repurchased[1]: 24% Average Price: $7.91 52-Week Range: $10.50-$13.50	➤ FLY got the timing right ➤ FLY now focused on acquiring aircraft

Source: Company filings.
(1) % of share issued since IPO including shares issued in primary equity follow-ons for Aircastle and shares issued in M&A transactions for AerCap.

FLY Leasing

Page 18

Appendix: Historical Results and Adjusted Net Income Definition
FLY's Summary Income Statements All figures in thousands of dollars except the per share data All figures in thousands of dollars except the per share data Revenues Revenues Six months ended June 30, 2012 Six months ended June 30, 2011 Year ended December 31, 2011 Year ended December 31, 2010 Year ended December 31, 2009 Lease revenues 201,357 101,762 232,851 221,953 222,271 Equity earnings from unconsolidated subsidiaries 4,128 1,337 5,647 2,901 0 Gain on sale of aircraft 8,489 0 9,137 13,449 0 Interest and other income 1,443 1,741 1,154 15,362 85,264 Total revenues Total revenues 215,417 104,840 248,789 253,665 307,535 Expenses Expenses Depreciation & impairment 68,493 41,565 103,218 84,032 83,650 Interest expense 73,650 36,896 90,547 75,748 80,925 SG&A 18,778 13,897 27,248 25,413 21,094 Maintenance & marketing 2,660 3,919 4,400 4,651 2,353 Acquisition, purchase option amortization & hedge costs (1,227) 0 18,038 947 6,053 Total Expenses Total Expenses 162,354 96,277 243,451 190,791 194,075 Net income before provision for income taxes Net income before provision for income taxes 53,063 8,563 5,338 62,874 113,460 Provision for income taxes 6,947 1,702 4,242 10,207 24,367 Net income Net income 46,116 6,861 1,096 52,667 89,093 Earnings per share (diluted) Earnings per share (diluted) $1.77 $0.26 $0.03 $1.86 $2.89 Dividends paid per share Dividends paid per share $0.40 $0.40 $0.80 $0.80 $0.80
FLY's Summary Cash Flow Statements All figures in thousands of dollars except the per share data All figures in thousands of dollars except the per share data Six months ended June 30, 2012 Six months ended June 30, 2011 Year ended December 31, 2011 Year ended December 31, 2010 Year ended December 31, 2009 Net cash flows from operating activities Net cash flows from operating activities 92,322 54,843 110,277 115,225 138,369 Cash flows from / (to) investing activities Cash flows from / (to) investing activities Net investment in unconsolidated subsidiaries 2,481 (4,367) (1,103) (7,834) 0 Purchase of aircraft net of cash assumed (27,302) (41,847) (165,751) (41,659) 0 Proceeds from sale of aircraft 50,749 0 126,913 100,911 0 Lessor contributions to maintenance (2,167) (8,012) (11,312) (4,068) (7,107) Net cash flows from / (to) investing activities Net cash flows from / (to) investing activities 23,761 (54,226) (51,253) 47,350 (7,107) Cash flows from financing activities Cash flows from financing activities Restricted cash and cash equivalents 7,718 8,402 (21,712) (25,694) (25,583) Security deposit and maintenance flows 22,389 21,309 38,835 39,352 29,509 Net proceeds from borrowings 53,016 29,358 45,795 35,221 30,633 Repayment of secured borrowings (170,289) (22,176) (204,867) (98,551) (2,905) Purchase and sale of notes payable and option 87,282 7,715 33,765 12,501 (89,976) Proceeds from termination of interest rate swaps 1,602 1,398 1,398 745 0 Shares repurchased 0 (12,667) (13,142) (35,487) (9,066) Dividends & dividend equivalents (10,570) (10,519) (21,098) (22,527) (24,665) Net cash flows from / (to) financing activities Net cash flows from / (to) financing activities (8,852) 22,820 (141,026) (94,440) (92,053) Net increase / (decrease) in cash Net increase / (decrease) in cash 107,231 23,437 (82,002) 68,135 39,209 Cash at beginning of period 82,105 164,107 164,107 95,972 56,763 Cash at end of period Cash at end of period 189,336 187,544 82,105 164,107 95,972
FLY's Summary Balance Sheets All figures in thousands of dollars All figures in thousands of dollars June 30, 2012 December 31, 2011 December 31, 2010 Assets Assets Cash & cash equivalents 189,336 82,105 164,107 Restricted cash 290,686 298,404 164,935 Investment in unconsolitated joint ventures 16,788 15,141 9,655 Flight equipment held for operating lease, net 2,679,487 2,762,289 1,613,458 Other assets, net 23,217 40,559 26,069 Total assets Total assets 3,199,514 3,198,498 1,978,224 Liabilities Liabilities Accounts payable and accrued liabilities 12,052 10,429 5,190 Advance rentals, security deposits and maintenance liabilities 283,113 297,762 176,569 Secured borrowings, net 2,307,636 2,326,110 1,224,109 Fair market value of derivative liabilities 88,571 98,487 82,436 Other liabilities 21,682 22,477 15,016 Total liabilities Total liabilities 2,713,054 2,755,265 1,503,320 Shareholders' equity Shareholders' equity Common shares 26 26 27 Additional paid in capital 456,832 455,186 463,559 Retained earnings 93,528 57,982 77,984 Accumulated othe comprehensive loss, net (63,926) (70,161) (66,666) Total shareholders' equity Total shareholders' equity 486,460 443,033 474,904 Total liabilities and shareholders' equity Total liabilities and shareholders' equity 3,199,514 3,198,298 1,978,224
Definition of Adjusted Net Income FLY defines Adjusted Net Income as net income plus or minus the ineffective portion of cash flow hedges, aircraft impairment, non-cash share-based compensation and adjustments related to the GAAM portfolio acquisition comprised of amortization of fair value adjustments recorded in purchase accounting and acquisition transaction fees and expenses. Management believes that Adjusted Net Income provides useful information about operating performance and period- over- period comparisons. It also provides additional information that is useful in evaluating the underlying operating performance of our business without regard to the impact of items such as fair value adjustments of debt that the company has assumed, acquired leases and derivative instruments and other non-recurring items of income and expense affecting current period results.